EXHIBIT 14

BLACK GARDENIA CORP.

CODE OF ETHICS

This Code of Ethics replaces the previous Conflicts Guidelines adopted April 15, 2002, between Mr. Harry Miller and Black Gardenia Corp.

I, Harry Miller, certify that as the President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of Black Gardenia Corp., I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct to:
1.	act with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships.
2.	proactively promote ethical behavior with all whom I come in contact with as an officer of Black Gardenia Corp.
3.	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my judgment to be subordinated by others.
4.	provide regulators, our accountants, legal counsel and other internal and external parties with information that is accurate, complete, objective, relevant, timely and understandable.
5.	exercise responsible use of, and control over, all information, assets and resources employed or entrusted to me as an officer of Black Gardenia Corp.
6.	comply with rules and regulations of federal, state, and local governments, and appropriate private and public regulatory bodies.
7.	to respect the confidentiality of information acquired in the course of my work, to not disclose such information except when authorized or otherwise legally obligated to do so and to not use such information for my personal advantage.
9.	ensure that directions provided to our accountants, legal counsel and other third party providers are clear and our compliance expectations of ethical behavior understood.
10.	proactively communicate compliance standards and procedures to any current or future employees.

I currently am associated with one other blank check company and may organize other companies as blank check companies in the future and offer their securities to the public. A conflict may exist in the event that another blank check company that I am associated with actively seeks the acquisition of businesses that are identical or similar to those that Black Gardenia may be interested in pursuing. In order to deal with any potential conflicts of interests that may develop between Black Gardenia and any other blank check companies I am or may become associated with, I agree to the following guidelines.
11.	(a) a conflict will not be present as between Black Gardenia and another blank check company associated me if, before Black Gardenia begins seeking an acquisition or merger opportunities, such other blank check company:

(i) enters into any understanding, arrangement or contractual commitment to participate in, or acquire, any business; and
(ii) ceases its search for additional businesses identical or similar to those Black Gardenia may seek.

(b) A conflict will not be present to the extent that potential business opportunities are appropriate for Black Gardenia but not for another blank check company affiliated with me (or vice versa), because of such factors as the difference in working capital available to us.

(c) In the event that an opportunity is appropriate to Black Gardenia and another blank check company I have agreed to first offer such opportunity to Black Gardenia Corp.

I agree to report to Black Gardenia Corp. and all other applicable parties including regulators of any failure on my part to adhere to this Code of Conduct. I fully understand that violation of this code may lead to penalties to myself personally and to Black Gardenia Corp.

/s/ Harry Miller ______________________________	Date for reference: April 15, 2002
Harry Miller